Exhibit 99.1

NexGen Update on Operations and Activities due to COVID-19

VANCOUVER, March 25, 2020 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is providing an update on the operational and corporate impacts of the COVID-19 pandemic on its planned activities.

Firstly, the Company is pleased to report that no confirmed or suspected cases of COVID-19 within the organization have been identified.  Strong measures and proactive steps were immediately implemented in accordance with those recommended by Provincial (both B.C. and Saskatchewan) and Federal Health Authorities.  The safety of the Company's employees, contractors, consultants and communities is always the first priority. NexGen confirms that all of the assets of the Company including at the 100% owned Rook I site and the offices (in Saskatoon and Vancouver) are secure and operational in accordance with the Federal and Provincial Health Authorities guidelines.

With the current and forecasted impacts due to COVID-19, NexGen has conducted a detailed review of all corporate, operational and community aspects including the planned work programs on the Feasibility Study ("FS") and Environmental Assessment ("EA"). It is clear the working environments and practices of the Company and its key consultants, for an indeterminate period of time, are impacted in terms of the ability, collectively, to safely complete certain work programs. As a consequence, the Company has postponed "yet to commence" work programs associated with both the FS and EA. Previously commenced "in progress" work programs (including environmental monitoring and community programs) are continuing where it has been assessed the function is not impacted by the current Health Authority guidelines. A rescheduled timeline for the FS and filing of the Environmental Impact Statement will be communicated once the Company and its consultants establish a return to normalized working conditions. In the interim, all workflows will continue to be optimized in light of the current health and economic climate.

NexGen's current working capital is approximately $44 million. Since July 2019, the Company has had a very low burn rate after all FS-related drilling was completed. The focus since that time has centred on the engineering studies, EA programs and continual community consultation and engagement. Further, the Company has considerable flexibility on the timing and amount of expenditures related to the FS and EA during this interrupted period, and is well positioned for any period of disruption to ensure the Company is optimally set to return to normal working environments immediately.

In the interim, the Company will continue to focus on the communities with regular consultation and engagement through video and conference call facilities to advance the solid foundation that has defined NexGen's culture and approach since prior to drilling commencing in July 2013.

Leigh Curyer, Chief Executive Officer, commented: "Firstly, we hope and trust all our industry colleagues, stakeholders, communities, their families and friends are healthy and continue to be safe during these unprecedented times. These times necessitate strong leadership and coordinated efforts across our entire industry and stakeholders. NexGen is committed to the measures and guidelines of the public health authorities, ensuring business disruptions are mitigated where possible and once COVID-19 is contained, optimally delivering on its objectives and committing to assist our industry colleagues, stakeholders and communities to re-establishing their operations.

NexGen's culture and approach is to create as many positive outcomes as possible no matter the challenge and COVID-19 is no different in that respect. NexGen is built on a foundation of resilience and we are all steadfast in our ability to come out of this challenging period for humanity stronger than ever."

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 11, 2020  under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/March2020/25/c3936.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 25-MAR-20